UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-40614

PainReform LTD.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On November 11, 2024, an Extraordinary General Meeting of Shareholders (the “Meeting”) of PainReform Ltd. (the “Company”) approved each of the three proposals brought before the Company’s shareholders at the Meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Meeting, dated October 10, 2024, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 10, 2024.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and Form F-3 (Registration No. 333-254982, 333-276485, 333-277954, and 333-282264), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAINREFORM LTD.

Date: November 12, 2024	/s/ Ehud Geller
Ehud Geller Interim Chief Executive Officer